

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via Email
Ryan F. Urness
General Counsel
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

      Re: **Navarre Corporation**
                Amendment No. 1 to Registration Statement on Form S-3
                Filed November 5, 2012
                File No. 333-184540

Dear Mr. Urness:

      We have reviewed your response and have the following comment. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note your disclosure on pages 4 and 16 that you are incorporating by reference the proxy statement filed on October 10, 2012 and the proxy statement supplement filed on November 2, 2012. Please tell us the basis for incorporating these filings into the registration statement. We note that Item 12(a)(2) of Form S-3 permits the incorporation of reference of all reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act since the end of the company's fiscal year and does not permit the incorporation by reference of documents filed pursuant to Section 14. Refer to Rule 411 of the Securities Act for further guidance. Accordingly, it appears that you should disclose the material terms of your merger with SpeedFC in the body of the prospectus and include risk factors that alert investors to the uncertainties related to this significant merger transaction, including the effect on your business. In an appropriate section, please also discuss the effect of the transaction on your liquidity and financial condition.

You may Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Philip T. Colton, Esq.
Winthrop & Weinstine, P.A.